

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2012

<u>Via E-mail</u>
Amos Kohn
President & Chief Executive Officer
Digital Power Corporation
41324 Christy Street
Fremont, CA 94538-3158

      Re: Digital Power Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed April 3, 2012
              File No. 001-12711

Dear Mr. Kohn:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Brian Cascio

                    Brian Cascio
                    Accounting Branch Chief